1-31274

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

FOR MAY 31, 2002

SODEXHO ALLIANCE, SA

(Exact name of registrant as specified in its charter)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

ITEM 1

PRESS RELEASE... PRESS RELEASE... PRESS RELEASE...

Sodexho ALLIANCE
Food and Management Services

SODEXHO ALLIANCE ANNOUNCES THE SALE OF LOCKHART

Paris, 27 May 2002 - Sodexho Alliance (Euronext : EXHO.PA / NYSE : SDX) announces today the sale of Lockhart to Bunzl Plc.

The principal activities of Lockhart, a subsidiary of Sodexho in the UK, include the supply of catering equipment and the design and installation of kitchen and restaurant facilities.

In fiscal 2001, Lockhart recorded revenues of £ 59 million.

Sodexho Alliance's management is pleased that this transaction will permit Lockhart's employees to continue to develop a strong business as part of Bunzl Plc, an international Group that supplies business to business consumables.

Sodexho Alliance was advised on this transaction by SG Investment Bank.

About Sodexho Alliance

Sodexho Alliance was founded in 1966 by current Chairman Pierre Bellon. Today, Sodexho Alliance is a global leader in food and management services. With 314,000 employees and operations in 72 countries and 24,300 sites, Sodexho Alliance generated 11.9 billion in revenues for the fiscal year ended August 31, 2001. Sodexho Alliance has been listed since 1983 in Paris with a current market capitalization of 6.1 billion. Since April 3, 2002, Sodexho is listed on the New York Stock Exchange.

Investor Relations: Jean-Jacques Vironda
Tel: + 33 (0)1 30 85 72 03 – Fax: + 33 (0)1 30 85 51 81 – E-mail: jeanjacques.vironda@sodexhoalliance.com
Media Relations: Jérôme Chambin
Tel: + 33 (0)1 30 85 74 18 – Fax: + 33 (0)1 30 85 52 32 – E-mail: jerome.chambin @sodexhoalliance.com

ITEM 2

Sodexho
ALLIANCE
Restauration et Services

Interim Results 2001 / 2002
Group Net Income Up 43%
Earnings per Share Up 21 %

(Paris - May 17, 2002) —The Board of Directors of Sodexho Alliance (Euronext: EXHO.PA / NYSE: SDX) has met under the chairmanship of Pierre Bellon to examine the interim financial statements for the six months ended February 28, 2002.

1. Financial performance

Despite an extremely unfavorable global economic environment, notably in the private business and industry segment, Sodexho's first-half results were in line with its expectations:

- Revenues rose by 10% to EUR 6.6 billion, with organic growth accounting for 3% of the increase.
- EBITA increased by 1% to EUR 314 million, as initiatives to more effectively control overhead expenses offset the impact of layoffs and site closings by clients.
- Group net income, after exceptional results, rose ,before goodwill amortization, by 52% to EUR 160 million, and by 43% to EUR 128 million after goodwill amortization.
- Earnings per share increased by 28% to EUR 1.01 before goodwill amortization and by 21% to EUR 0.81 after goodwill amortization.

Investor Relations: Jean-Jacques Vironda
Tel: + 33 (0)1 30 85 72 03 – Fax: + 33 (0)1 30 85 51 81 – E-mail: jeanjacques.vironda@sodexhoalliance.com
Media Relations: Jérôme Chambin
Tel: + 33 (0)1 30 85 74 18 – Fax: + 33 (0)1 30 85 52 32 – E-mail: jerome.chambin @sodexhoalliance.com

2. *New contracts*

Food and Management Services

Business and Industry:

- BMW (UK) – 3,500 people
- EADS's Astrium subsidiary (France)– 1,750 people
- IBM – Four sites in Belgium, Colombia, Peru and Venezuela

Healthcare:

- University Hospital, Cleveland (United States) – 680 people
- Polyclinique de Bordeaux Nord (France) – 600 people
- San Donato (Italy's largest chain of private clinics) – 1,000 people

Education:

- Western Washington University (United States) – 12,000 students
- Northwestern University, Chicago (United States) – 15,300 students
- University of Sheffield (United Kingdom) – 20,000 students
- Municipal schools in Debrecen (Hungary) – 90 sites – 27,000 children

Service Vouchers and Cards

Ministry of Education (Mexico) – 356,500 users
Polish television network (Warsaw) – 6,000 users
KPMG (Germany) – 4,000 users

Remote Sites

Namdeb Mine (Namibia) – 2,500 people
Inco, Goro Nickel mine (New Caledonia) – 2,500 people

3. *Strategic objectives*

We are continuing to focus on our six strategic objectives:

1. Accelerating organic growth
2. Improving human resource planning and succession
3. Improving operational management
4. Improving cash flow
5. Reinforcing control
6. Encouraging transparency and communication

Investor Relations: Jean-Jacques Vironda
Tel: + 33 (0)1 30 85 72 03 – Fax: + 33 (0)1 30 85 51 81 – E-mail: jeanjacques.vironda@sodexhoalliance.com
Media Relations: Jérôme Chambin
Tel: + 33 (0)1 30 85 74 18 – Fax: + 33 (0)1 30 85 52 32 – E-mail: jerome.chambin @sodexhoalliance.com

4. *Outlook*

Most macroeconomic studies concur that the current global slowdown is the most severe in the past 50 years. The 1970 and 1990 recessions in the United States did not have an impact on the economies of other countries, but market globalization has tended to align economic cycles around the world.

The recession that began in the United States in fourth-quarter 2000 spread to Europe, South America and Asia faster than any previous recessions. Private companies have felt its effects more than other business segments, resulting in bankruptcies, company closings, massive layoffs and elimination of non-essential expenditures (such as catering services).

Despite this challenging environment, Group net income at February 28, 2002 was in line with our expectations.

Pierre Bellon confirms the objective of Group net income of EUR 210 million in fiscal 2001/2002.

Looking beyond the current fiscal year, we are also confident in the Group's future.

Notes for editors :

About Sodexho Alliance

Sodexho Alliance was founded in 1966 by current Chairman Pierre Bellon. Today, Sodexho Alliance is a global leader in food and management services. With 314,000 employees and operations in 72 countries and 24,300 sites, Sodexho Alliance generated € 11.9 billion in revenues for the fiscal year ended August 31, 2001. Sodexho Alliance has been listed since 1983 in Paris with a current market capitalization of € 7.5 billion. Since April 3, 2002, Sodexho is listed on the New York Stock Exchange.

This presentation contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," "assumption", "objective" and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Investor Relations: Jean-Jacques Vironda
Tel: + 33 (0)1 30 85 72 03 – Fax: + 33 (0)1 30 85 51 81 – E-mail: jeanjacques.vironda@sodexhoalliance.com
Media Relations: Jérôme Chambin
Tel: + 33 (0)1 30 85 74 18 – Fax: + 33 (0)1 30 85 52 32 – E-mail: jerome.chambin @sodexhoalliance.com

ITEM 3

SODEXHO GROUP

CONSOLIDATED BALANCE SHEET

in millions of euros

	Feb 28,2002	August 31, 2001
Fixed and intangible assets, net		
Goodwill	1,768	1,710
Intangible assets	3,174	3,021
Property, plant and equipment	409	371
Financial investments	71	68
Equity method investees	7	6
Total fixed and intangible assets, net	**5,429**	**5,176**
Current and other assets		
Inventories	203	193
Accounts receivable, net	1,747	1,518
Prepaid expenses, other receivables and other assets	622	567
Marketable securities	598	357
Restricted cash	147	152
Cash	705	704
Total current and other assets	**4,022**	**3,491**
Total assets	**9,451**	**8,667**

	Feb 28,2002	August 31, 2001
Group shareholders' equity		
Common stock	636	630
Additional paid in capital	1,191	1,141
Consolidated reserves	769	634
Total Group shareholders' equity	**2,596**	**2,405**
Minority interests	**78**	**131**
Provisions for contingencies and losses	**76**	**93**
Liabilities		
Borrowings	2,989	2,781
Accounts payable	1,419	1,268
Vouchers payable	822	729
Other liabilities	1,471	1,260
Total liabilities	**6,701**	**6,038**
Total shareholders' equity and liabilities	**9,451**	**8,667**

SODEXHO GROUP

CONSOLIDATED INCOME STATEMENT

(in millions of euro)

	6 months 2001-2002	6 months 2000-2001	Fiscal Year 2000-2001
Revenues	**6,572**	**5,983**	**11,943**
Other income	22	37	113
Purchases	(2,437)	(2,253)	(4,416)
Employee costs (1)	(2,990)	(2,693)	(5,437)
Other external charges	(733)	(675)	(1,430)
Taxes, other than income taxes	(38)	(35)	(75)
Depreciation and increase in provisions	(82)	(52)	(112)
Earnings before interest, exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests (EBITA)	**314**	**312**	**586**
Financial expense, net	(55)	(55)	(122)
Income before exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests	**259**	**257**	**464**
Exceptional income and expense	(12)	(3)	(51)
Income tax	(81)	(98)	(162)
Net income before income from equity method investees, goodwill amortization and minority interests	**166**	**156**	**251**
Net income (loss) from equity method investees	2	(1)	(2)
Goodwill amortization	(33)	(16)	(44)
Net income before minority interests	**135**	**139**	**205**
Minority interests	7	49	67
Group net income	**128**	**90**	**138**
Earnings per share (in euro)	***0.81***	***0.67***	***1.00***
Diluted earnings per share (in euro)	***0.79***	***0.65***	***0.99***
(1) of which employee profit sharing	*(4)*	*(4)*	*(8)*

SODEXHO GROUP

CONSOLIDATED CASHFLOW STATEMENT

(in millions of euro)	6 months 2001-2002	12 months 2000-2001
Operating activities		
Consolidated net income before income (loss) from equity method investees and minority interests	133	207
Noncash items		
Depreciation and provisions	87	157
Deferred taxes	(9)	20
Losses (gains) on disposals and other, net of tax	0	26
Cash provided by operating activities	**211**	**410**
Dividends received from equity method investees	1	0
Change in working capital from operating activities	105	144
Net cash flow from operating activities	**317**	**554**
Investing activities		
Tangible and intangible fixed assets	(149)	(250)
Fixed asset disposals	16	30
Effect of change of consolidation scope	(81)	(1,739)
Net cash flow used in investing activities	**(214)**	**(1,959)**
Financing acitivities		
Dividends paid to parent company shareholders	(88)	(74)
Dividends paid to minority shareholders of consolidated companies	(9)	(9)
Increase in shareholders' equity	59	1,020
Proceeds from borrowings	177	1,977
Repayment of borrowings	(90)	(1,142)
Change in working capital from financing activities	101	(9)
Net cash flow provided by (used in) from financing activities	**150**	**1,763**
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	**253**	**358**
	1,214	896
Cash and marketable securities at beginning of period	1,451	1,214
Cash and marketable securities at close of period	16	40
Variation in exchange rates		
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	**253**	**358**

Change in Group share of shareholders' equity (in millions of euro)

	Shares outstanding	Common stock	Additional paid in capital	Consolidated reserves	Foreign currency translation	Treasury shares	Group net income	Shareholders' equity
Shareholders' equity, August 31, 2000	***33,587,529***	**537.5**	**215.5**	**435**	**169**	**-31**	**85**	**1411**
4-for-1 stock split	100,762,587							
Increase in share capital	*23,209,538*	92.8	925.5					1018
Dividends paid (net of treasury stock)				11			-85	-74
Net income for the period							138	138
Change in accounting method				-5				-5
Foreign currency translation adjustment and other					-83			-83
Shareholders' equity, August 31, 2001	***157,559,654***	**630**	**1141**	**441**	**86**	**-31**	**138**	**2405**
Increase in share capital	*1,457,672*	6	50					56
Dividends paid (net of treasury stock)				49			-138	-89
Net income for the period							128	128
Foreign currency translation adjustment and other			1		95			96
Shareholders' equity, February 28, 2002	***159,017,326***	**636**	**1192**	**490**	**181**	**-31**	**128**	**2596**

V -NOTES TO THE INTERIM FINANCIAL STATEMENTS

1) Significant events during the half year and subsequent to February 28, 2002

In November 2001, the Group acquired the 40% of Sogeres' capital held by BNP Paribas. Sogeres has been fully consolidated in Sodexho's financial statements since the beginning of the fiscal year. The impact of Sogeres on Group net income for the six months is 2.8 million euro.

The completion of the Sodexho Alliance International Employee Stock Option Plan led to a capital increase of 56.3 million euro net of related expenses (net of taxes) of 3.0 million euro.

Effective April 3, 2002, Sodexho Alliance has been quoted on the New York Stock Exchange.

2) Accounting principles

The financial statements of Group companies, which were prepared in accordance with the accounting principles applicable in their respective countries, have been recorded in consolidation in accordance with French generally accepted accounting principles.

The interim Group financial statements have been prepared in accordance with accounting principles established by the Comité de la Réglementation Comptable N° 99-02 ("CRC regulation 99-02") in France and the opinion of the Conseil National de la Comptabilité on interim financial statements.
Due to the insignificant impact, the accounting for acquisitions and disposals made prior to September 1, 2000 has not been restated.

The interim consolidated financial statements have been prepared under the same accounting principles as the annual financial statements, including the calculation of tax expense, which, given the nature of our activities, can be estimated with reasonable accuracy.

Amounts in the tables are in millions of euro.

V - NOTES TO THE INTERIM STATEMENTS (continued)

3) Analysis of operating activities and geographic information

Revenues in millions of euro	6 months 2001/2002	6 months 2000/2001
by operating activity (1) :		
. Food and management services		
- North America	3241	2913
- United Kingdom and Ireland	862	840
- Continental Europe	1716	1514
- Rest of World	281	281
. Remote Sites	301	272
. Service Vouchers and Cards	138	119
. River and Harbor Cruises	33	44
	6572	**5983**
by geographic region:		
North America	3355	3028
UK - Ireland	909	881
France	847	672
Other Continental European Countries	970	931
Rest of the World	491	471
	6,572	**5,983**

Net fixed assets in millions of euro	6 months 2001/2002	6 months 2000/2001
by operating activity (1) :		
. Food and management services		
- North America	3353	2024
- United Kingdom and Ireland	990	937
- Continental Europe	694	491
- Rest of World	72	89
. Remote Sites	105	92
. Service Vouchers and Cards	147	144
. River and Harbor Cruises	28	45
Holding companies	40	41
	5,429	**3,863**
by geographic region:		
North America	3450	2139
UK - Ireland	996	943
France	375	156
Other Continental European Countries	403	416
Rest of the World	205	209
	5,429	**3,863**

EBITA **(before allocated General Management costs)** in millions of euro	6 months 2001/2002	6 months 2000/2001
by operating activity (1) :		
. Food and management services		
- North America	191	179
- United Kingdom and Ireland	19	39
- Continental Europe	73	73
- Rest of World	-1	2
. Remote Sites	14	15
. Service Vouchers and Cards	44	32
. River and Harbor Cruises	-8	-6
Holding companies	-18	-22
	314	**312**

(1) activities reflect the group's internal management reporting structure: the entities for which Remote Site activity is secondary compared to their Food and Management Services Activity are classified here by their principal activity.

V - NOTES TO THE INTERIM STATEMENTS (continued)

4) Change in bond issues (in millions of euros)

		Balance as at 31/08/2001	Increase	Repayments	Exchange differences	Balance as at 28/02/2002
2 000 000 000 franc bond	1996	309	9			318
number of securities		*400,000*				*400,000*
300 000 000 euro bond	1999	307	7			314
number of securities		*300,000*				*300,000*
		616	16			632

5) Financial commitments

Commitments given

- payment commitments given to third parties		46
- performance guarantees for rentals		42
- performance guarantees given to clients		25
- other commitments		11
	total	**125**

VI - MANAGEMENT REPORT

1) Revenues for the first six months of 2001/2002 were 6.5 billion euro, an increase of 10%.
This increase is made up of:
3% organic growth,
8% acquisitions due to Wood and Sogeres purchases,
and a negative translation difference of 1%.

EBITA is 314 million euro, an increase of 1% over the first six months 2000/2001. Our efforts to control our overheads have lessened the impact of employee reductions and site closures at our clients.

Financial expense was stable during the six month period, at 55 million euro. The impact on financial expense of the increase in our debt following the acquistions made last year, has been partially offset by a decrease in exchange rates, a free cash flow increase, and exchange gains in South America, where we anticipated the currency devaluations by investing part of our cash in stronger currencies.

The net exceptional expense of 12 million euro consists mainly of a provision on current assets in our subsidiary Land Technology in the United Kingdom , gains on treasury shares for Sodexho, Inc. employees holding stock options awarded by Sodexho Marriott Services prior to June 20, 2001, and a gain realized on the sale of Attendo Care under more favourable conditions than those estimated last year.

For the six months, our effective tax rate is 33% - or 5 percentage points lower than that of the first six months of 2000/2

Minority interests in the consolidated income statement accounted for 7 million euro compared to 49 million euro in the same period in the prior year following the purchase in June 2001 of the 53% of Sodexho, Inc. held by minority shareholders.

Group net income is 128 million euro, an increase of 43%.
Earnings per share amounted to 0.81 euro, an increase of 21%.

2) During the first six months of 2001/2002 Sodexho Alliance won a number of new contracts.

FOOD AND MANAGEMENT SERVICES

Business and Industry
BMW - UK - 3500 people
EADS - France, Astrium site
IBM - 4 sites in Belgium, Columbia, Peru and Venezuela

Healthcare:
University Hospital Cleveland - USA
Polyclinique de Bordeaux Nord - France
Groupe S. Donato (largest Italian group of private clinics) - Italy

Education :
Western Washington University - USA
Northwestern University in Chicago - USA
University of Sheffield - UK
Debrecen state schools - Hungary

SERVICE VOUCHERS AND CARDS

KPMG - Germany
Education Ministry - Mexico
Polish Television - Warsaw

REMOTE SITES

Namdeb Mine - Namibia
Inco, Goro Nickel mine - New Caledonia

3) **Our prospects for the current fiscal year:**
Most Macroeconomic studies concur that the current global slowdown is the most severe in the past 50 years. The 1970 and 1990 recessions in the United States did not have an impact on the economies of other countries, but market globalization has tended to align economic cycles around the world.
The recession that began in the United States in fourth-quarter 2000 spread to Europe, South America and Asia faster than any previous recessions. Private companies have felt its effects more than other business segments, resulting in bankruptcies, company closings, massive layoffs and elimination of non-essential expenditures (such as catering services).
Despite this challenging environment, Group net income at February 28, 2002 was in line with our expectations. Pierre Bellon confirms the objective of Group net income of 210 million euro in fiscal 2001/2002.
Looking beyond the current fiscal year, we are also confident in the Group's future.

VII - SODEXHO ALLIANCE (PARENT COMPANY) PROFIT FOR FIRST SIX MONTHS 2001/2002

(September 1 to February 28 in millions of euro)

	1st 6 months 2001-2002	1st 6 months 2000-2001
Revenues	40	34
EBITA	75	79
Income	80	79

As Sodexho Alliance is a holding company, only the consolidated income is representative of Group operations.

VIII -REVIEW REPORT OF STATUTORY AUDITORS OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED FEBRUARY 28, 2002

To the Shareholders of
SODEXHO ALLIANCE
3, avenue Newton
78180 Montigny le Bretonneux

Ladies & Gentlemen,

As statutory auditors of the company and in the application of Article L232-7 of the Code de Commerce, we have reviewed the accompanying interim condensed consolidated financial statements of Sodexho Alliance as of February 28, 2002 and for the six-month period then ended, presented in euro. We have also performed procedures on the related financial information.

These interim condensed consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to report on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with generally accepted professional standards in France. Those standards require us to perform limited procedures, substantially less in scope than an audit, to obtain reasonable assurance about whether the interim consolidated financial statements are free of material misstatement. A review does not include all the procedures that would be performed for an audit, but consists principally of applying analytical procedures and obtaining sufficient information from Group's management and any other competent person as we deemed necessary.

Based on our review, we are not aware of any material modification that should be made to the interim condensed consolidated financial statements for them to present fairly, in all material respects, in accordance with accounting principles generally accepted in France, the financial position of the Group as of February 28, 2002 and the results of its operations for the six-month period then ended.

We have also performed, in conformity with generally accepted professional standards in France, the required procedures on the financial related information included in the interim report. We have no comments as to its fair presentation and its conformity with the condensed consolidated financial statements.

Paris and Marseille, May 22th, 2002

The Auditors:

Befec-Price Waterhouse
member of PricewaterhouseCoopers

Olivier Belnet

Gérard Dantheny

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sodexho Alliance, SA

Date: May 31, 2002

By: ____________________

Name: Siân Herbert-Jones
Title: Chief Financial Officer